UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Sportradar Group AG
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

H8088L103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Canada Pension Plan Investment Board
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 79,555,080
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 79,555,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,555,080
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 38.5%(1)
12.	Type of Reporting Person (See Instructions) FI

(1) Calculated based upon 206,848,644 Class A Shares outstanding as of March 1, 2023, as disclosed on the Issuer’s Form 20-F filed on March 15, 2023.

Item 1(a).	Name of Issuer

Sportradar Group AG (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

Item 2(a).	Name of Person Filing

This statement is filed by the Canada Pension Plan Investment Board, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

One Queen Street East

Suite 2500

Toronto, Ontario

M5C 2W5

Canada

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares

Item 2(e).	CUSIP Number

H8088L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)           Percent of Class:

See response to Item 11 on the cover page.

(c)           Number of shares as to which the Reporting Person has:

 (i)           Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

 (ii)         Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

 (iii)        Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

 (iv)         Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

These shares consist of (i) 79,553,181 Class A Ordinary Shares of the Issuer (“Class A Shares”) held directly by CPP Investment Board Europe S.à r.l. (“CPP Europe”), a wholly-owned subsidiary of Canada Pension Plan Investment Board (“CPP Investments”), and (ii) 1,899 Class A Shares held directly by Blackbird BV InvestCo S.à r.l. (“Blackbird BV”). CPP Europe may be deemed to have voting and dispositive power in respect of such 1,899 Class A Shares held by Blackbird BV. Accordingly, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), CPP Investments may be deemed to beneficially own the 79,553,181 Class A Shares held by CPP Europe and the 1,899 Class A Shares held by Blackbird BV. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the foregoing are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name: Patrice Walch-Watson Title: Senior Managing Director, General Counsel and Corporate Secretary